MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2016
PREPARED AS OF JUNE 24, 2016

Introduction:

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations three months ended April 30, 2016 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's unaudited quarterly financial statements at April 30, 2016 and the audited consolidated financial statements and accompanying notes for the fiscal year ending October 31, 2015 which are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company’s shares are traded on the OTCQX under the symbol MMTIF and on the Canadian National Stock Exchange under the symbol MRM. In November 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. (“MAST”) for the purpose of moving forward with the planned commercialization of its technology.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual resultspresent a performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2016
PREPARED AS OF JUNE 24, 2016
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:

1.	OVERVIEW AND BACKGROUND

.	Introduction
.	ProductDevelopmentProcess

2.	COMPANY PROFILE AT APRIL 30, 2016

	1)	Update on Product Development Activity at April 30, 2016
	2)	Intellectual Property
	3)	Financing
	4)	Share Capital
	5)	Management and Board of Directors
	6)	Transactions with Related Parties

3.	DISCUSSION OF OPERATING RESULTS – QUARTER ENDING APRIL 30, 2016

	1)	Financial Position
	2)	Results of Operations
	3)	Unaudited Quarterly Financial Information- Summary

4.	COMPLIANCE AND REPORTING MATTERS

	1)	Liquidity and Capital Resources
	2)	Financial Instruments
	3)	Commitments and Contingencies
	4)	Disclosure controls/Internal controls
	5)	Off Balance Sheet Arrangements
	6)	Critical Accounting Policies and Significant Accounting Estimates
	7)	Going Concern
	8)	Risks and Uncertainties

5.	SUBSEQUENT EVENTS

6.	TABLES

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING APRIL 30, 2016
PREPARED AS OF JUNE 24, 2016

I. OVERVIEW AND BACKGROUND

1) Introduction:

Micromem is a company that develops customized, proprietary sensor-based solutions for large multinational corporations. Over the past several years, it has presented its technology platform to numerous companies who are seeking solutions to various and complex challenges in the measurement of operating performance and real time diagnostics in their operating systems and assets. The Company has established working relationships (in some instances it has executed joint product development agreements (“JPDA”)) with these companies to produce sensor-based technology solutions for them. These working arrangements are discussed further in the body of this document.

In essence, Micromem has typically initially developed proposed technology solutions at its own cost and where a company agrees to move forward with Micromem to develop a commercial application, Micromem will negotiate a cost sharing arrangement with that company where the company will absorb up to all of the continued development costs associated with the project. Development milestones are established with the company and Micromem will invoice against these milestones in accordance with the contracted terms. Micromem’s recurring revenue stream is anticipated to be derived from product royalties, from product licensing agreements and from outright product sales.

While the applications for Micromem’s technology solutions are industry agnostic and cross virtually every industry, the Company has identified the following industry verticals as significant opportunities to pursue – the oil and gas sector, the automotive sector, the power generation and utilities sector and other specific industrial applications. These key market segments and the Company’s performance during the three months ending April 30, 2016 are discussed further in Section II – Company Profile at April 30, 2016

Additional background information of the Company is available on its website, Micromem.com and on the website of its subsidiary, MAST INC.com

2) Product Development Process:

The Company conceives of unique sensor solutions for our clients and will design, engineer and create these solutions; these solutions are very small, typically employing MEMS or NEMS feature size and are driven by client requirements to address a difficult business or process problem that the client is encountering. These product solutions can operate in ruggedized, harsh environments.

The Company has developed a significant list of large multinational clients over the past several years by offering this type of technology solution. Once we have been engaged with a client to pursue a development project, the development phases of the work are consistent in each case:

a)

We will develop a proof of concept demonstration with the goal of proving that the proposed technology solution can work. The Company’s expertise in rapidly completing this proof of concept phase had advanced quickly over the past several years. We will fund these initial costs of facilitating a proof of concept demonstration.

b)

The next phase is the engineering prototype development and extended testing. It is at this stage that the Company will typically attempt to negotiate a funding plan between itself and the client. At the end of this stage the client will ultimately test the product in the field.

c)

The next stage, based on the initial field test evaluations is to pursue a pre- manufacturing prototype reflecting required changes in preparation for manufacturing. This phase of work is expected to be fully funded by our clients.

d)

The next product development phase is the manufacturing of product. The Company will, at this point, working with its client, look to establish relationships with manufacturing partners and enter into licensing and/or product sale agreements.

The joint development process is built upon protecting our intellectual property. Our clients will participate in the patenting process and the resultant patent is collaborative and protects both the Company’s intellectual property rights in the product and our client’s interest to use the product within their business space.

To date the Company has advanced its current client development projects to stages (a), (b), (c) as described above. It has not yet successfully commercialized products to the stage where it will realize its goal of securing long term annuity-like revenue streams from royalty and licensing agreements.

2. COMPANY PROFILE AT APRIL 30, 2016

1.	Update of Product Development Activity at April 30, 2016

Chevron: We began working with Chevron in 2013 and at that time announced a substantial JPDA. The proposed development work in that JPDA specified a series of milestones in keeping with our standard development process as described above.

The initial thrust of the work was to develop and test fluorescent magnetic nanoparticles in the application of interwell tracers. We successfully completed the proof of concept and prototype phases. This work progressed in 2014 and the go forward thrust of our development work was to develop a well head real time detection platform for the detection of existing interwell tracer chemicals to measurement levels as low as 300 parts per trillion. By October 31, 2014, Chevron had funded approximately $175,000 of the development costs we had incurred to that point of time.

In 2015, this work was significantly advanced. We worked extensively with key subcontractors building towards a lab demonstration late in the calendar year designed to differentiate between 8-9 interwell tracers simultaneously. These tests provided very positive results in the demonstration and Chevron is now finalizing their review of these results.

In 2015, Chevron funded our development activity in the amount of approximately $1.5 million. In the current fiscal year we have received additional funding of $193.901.

We are awaiting the start of the next phase of activity which will be infield live demonstrations and testing of an initial number of wells in real time. If this next phase, which is anticipated during 2016, is successful, we will have the opportunity for possible deployment of the technology throughout the client’s organization; in this context, in mid 2015, the Company was asked to quote on a multiyear rollout of up to 2,000 manufactured units.

In 2015 we executed a Technology Cooperation Agreement with Chevron relating to the development of a cement integrity sensor platform. Initial work has been completed in the proof of concept phase of development activity. Chevron has prioritized this initiative as a development project in 2016. The overall value of that contract is estimated at in excess of $8 million if we are successful in the first stages of product development.

Castrol: We signed the JPDA with Castrol in December 2014. The development project is to develop a MEMS solution for real time detection of wear elements in lubricating fluids for deployment initially in non-automotive markets and thereafter for the automotive market. Over the course of calendar 2015 we were successful in completing the initial phases of that agreement whereby we have now provided the initial prototypes to Castrol and these have been accepted. In turn we have to date received $488,500 as payment from Castrol as of October 31, 2015 and an additional $250,000 in the three months ended January 31, 2016.

Castrol has commissioned us to produce initial field units for testing. These units are larger than the ultimate product intended for the automotive market. We anticipate that we will penetrate this market in 2016 while development work will continue on miniaturizing the technology for the automotive market by 2017.

The next phase of activity will be to identify a manufacturer for the anticipated rollout of the field units to the non-automotive markets, this process has now commenced.

We have filed provisional patents associated with this development work with the USPTO.

Flextronics: In 2014 we executed a JPDA with Flextronics to test, manufacture and, ultimately, to commercialize the Company’s patented automotive oil pan plug sensor suite for automotive OEMS. This JPDA developed at that time after we had spent several years pursuing a proof of concept with GM.

Flextronics has indicated that the initial field development in automobile testing will commence by the end of calendar 2016 and that scale production could begin in 2017. A royalty stream thereafter has been estimated at approximately $18 million. The Company believes that this revenue stream may be accelerated to as early as Q4 2016; however, there can be no assurance that this revenue stream will be accelerated.

The Company's investment in deferred development costs between October 31, 2015 and April 30, 2016 is summarized as below.

	S.A.	Chevron	Castrol	Northeast	Flextronics	Other	Total
Balance at 10/31/2015	-	1,313,843	926,777	-	829,679	-	3,070,299
Additions	-	197,625	475,773	-	287,021	-	960,419
Recoveries	-	(193,901)	(250,000)	-	-	-	(443,901)
Writedowns	-	-	-	-	-	-	-
Balance at 04/30/2016	-	1,317,567	1,152,550	-	1,116,700	-	3,586,817

Additions during the quarter consist primarily of contracted third party supplier invoices relating to technical design, development and engineering costs associated with work completed by the Company on the proof of concept and prototype stages of product development; these invoices total $704,012. Other costs include project management charges relating to services provided by MAST President, Steven Van Fleet and patent amortization costs.

2.	Intellectual Property

The Company has been active in building its intellectual property portfolio as it has furthered the above-noted development projects. We have engaged a Washington, DC based law firm to assist us in these efforts. The Company incurred $141,452 (2015: $108,123) of patent related expenditures in the six months ended April 2016 further development efforts on its memory related technology in 2008

3.	Financing

In the three months ended January 2015 the Company raised $565,777 of financing from the exercise by warrant holders of 2,988,876 common share purchase warrants issued in previous private placements that the Company has arranged.

In the year ending October 31, 2015, the Company raised $1,153,007 of financing from the exercise by officers, directors and employees of 4,428,000 common stock options.

In the year ending October 31, 2015, the Company completed two private placements and received gross proceeds of $175,000 and issued a total of 422,768 common shares.

In the six months ended April 30, 2016, the Company completed a private placement and received gross proceeds of $110,000 and issued 366,668 common shares (nil in the quarter ending April 30, 2015).

The Company has secured a series of bridge loans commencing in August 2015 as detailed in Note 9 to the financial statements at April 30, 2016.

A breakdown of the outstanding bridge loans is summarized as follows:

	October 31	April 30,
	2015	2016

Principal	$1,176,673 $	2,536,106
Interest Accrued	36,714	246,739
Interest Paid	(17,354)	(80,454)
Repayments	(229,446)	(229,446)
Accretion Expense	-	58,666
Equity Portion of Bridge Loan	-	(115,629)
	$966,587 $	2,415,982

4.	Share Capital

At April 30, 2016 the Company reports 197,543,036 common shares outstanding (2015: 197,176,368). Additionally, the Company has 9,692,000 stock options outstanding with a weighted average exercise price of $0.31 per share (2015: 11,535,000 options outstanding with a weighted average exercise price of $0.27 per share).

5.	Management and Board of Directors

At our Annual Meeting of Shareholders held on Tuesday, April 26, 2016, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue, Alex Dey and Brian Von Herzen were re-elected to serve on our Board of Directors, Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company.

6.	Transactions with Related Parties

The Company reports the following related party transactions:

(a)	Chairman:

The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN. The total compensation paid to the Chairman during the six months ended April 30, 2016 was $56,104 of cash compensation and $nil of stock based compensation (2015 - $61,682 of cash compensation and $nil of stock based compensation).

(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the six months ended April 30, 2016 was $345,071 of cash compensation and $nil of stock based compensation (2015 - $1,421,230 of cash compensation and $nil of stock based compensation).

(c)

On February 19, 2014 the Company appointed an individual to serve as its Chief Technology Officer and also to serve as a director of the Company. Since that date, a company in which he is a major shareholder has invoiced the Company for engineering and design services as totaling $1,049,524 through October 31, 2015 and $nil in the quarters ending January 31, 2016 and April 30, 2016. These charges have been capitalized as deferred development costs.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING APRIL 30, 2016
PREPARED AS OF JUNE 24, 2016

3. DISCUSSION OF OPERATING RESULTS – QUARTER ENDING APRIL 31, 2016

1)	Financial Position:

	April 30, 2016	October 31, 2015
	('$000)	('$000)

Cash	20	159
Deposits and other receivables	115	56
	135	215

Property and equipment, net	13	16
Deferred development costs	3,587	3,070
Intangible assets, net	48	58
Patents, net	404	309
	4,187	3,668

Bridge loans	2,416	967
Accounts payable and accrued liabilities	1,590	1,297
	4,006	2,264
Shareholders' Equity
Share capital:	74,108	74,084
Equity component of bridge loans	116	-
Contributed surplus	27,213	27,213
Deficit	(101,256)	(99,893)
	181	1,404

	4,187	3,668

Commentary:

1.	The Company’s working capital deficiency at April 30, 2016 is $3,871,447 (at October 31, 2015: deficiency of $2,049,302).

2.	Included in deposits and other receivables are $13,049 of advances to employees and other prepaid amounts and recoverable taxes of $101,311.

3.

Intangible assets relate to technical knowhow and start up costs incurred in prior years relating to the Company’s early development of its sensor based technologies. The only current activity is amortization expense; the Company is amortizing these costs over 7 years through 2018.

4.

The Company continues to invest in its intellectual property and is devoting more efforts and funding to this asset class as its pace of development activity increases. In the current six months, it incurred $141,452 in patent related expenditures.

5.	Account payable and accrued liabilities as reported represent current and recurring charges incurred in the normal course of operations.

6.	The Company raised $110,000 of financing from as a private placement of 366,668 common shares.

7.

The Company raised an additional $1,359,433 of bridge loan financing during the six month period; at April 30, 2016 the total amount of bridge loans outstanding, including accrued interest was $2,415,982. (refer to Section 5 - Subsequent Events)

2)	Results of Operations:

The following table summarizes the Company’s operating results for the three months ended April 30, 2016 and 2015:

	Three months ended April 30,
	2016 ($000)	2015 ($000)
Revenue	-	-
Administration	232	135
Professional fees and salaries	486	691
Stock-based compensation	-	-
Research and development	2	190
Travel and entertainment	35	39
Foreign exchange loss (gain)	(5)	46
Amortization of property and equipment	1	2
Total expenses	751	1,103
Net comprehensive loss	751	1,103
Loss per share	(0.00)	(0.01)

Commentary:

1)	The components of administration costs compare as follows:

	Q2	Q2
	2016	2015

General and administrative	28	80
Rent and occupancy cost	19	19
Accretion expense	54	-
Interest expense	93	-
Office insurance	19	14
Telephone	2	5
Investor relations, listing and filing fees	17	17
	232	135

Interest and accretion expense relate to the bridge loans which the Company has secured.

2)	The components of professional fees and salaries include:

	Q2	Q2
	2016	2015

Audit related fees	66	31
Legal fees	50	123
Other fees	82	30
Management compensation	194	402
	392	586
Salaries & benefits	94	105
	486	691

Legal fees relate to fees incurred with respect to regulatory filings, contractual negotiations and the legal matter referred to in Sections 4.3 of this report.

3	Unaudited Quarterly Financial Information – Summary

Quarterly Balance sheet information is presented in Table 1 and operating data is as presented below:

Three months ended (unaudited)	Revenues $	Expenses $	Loss in period $	Loss per share $
July 31, 2014	-	1,602,411	(1,602,411)	(0.01)
October 31, 2014	-	1,088,154	(1,088,154)	(0.01)
January 31, 2015	-	638,088	(638,088)	-
April 30, 2015	-	1,102,664	(1,102,664)	(0.01)
July 31, 2015		1,175,706	(1,175,706)	(0.01)
October 31, 2015		3,600,152	(3,600,152)	(0.01)
January 31, 2016		611,687	(611,687)	-
April 30, 2016		750,938	(750,938)	(0.00)

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MICROMEM TECHNOLOGIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2016
PREPARED AS OF JUNE 24, 2016

4. COMPLIANCE RELATED REPORTING MATTERS

1. Liquidity and Capital Resources:

Table 2 provides a summary of financing raised between 2014 and Q2 2016.

We currently report negative cash flows from operations. This will change when we are generating revenues from license fees royalties or the sale of products utilizing our technology, sufficient to cover the Company’s direct costs associated with its client projects and its overhead costs.

The Company’s working capital deficiency at April 30, 2016 is $3,871,447.

The Company has granted stock options to officers, director’s employees and consultants; at April 30, 2016 a total of 9,692,000 options are outstanding which, if fully exercised, would result in additional financing of approximately $3.9 million.

We have no commitments for capital expenditures at April 30, 2016.

2. Financial Instruments:

It is management's opinion that the Company is not exposed to significant interest rate and credit risks arising from financial instruments and that the fair value of financial instruments approximate their carrying values.

The Company's financial instruments consist of deposits and other receivables, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturity.

3. Commitments and Contingencies:

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800 CDN. Lease commitments are as follows – commitments less than one year of $45,600 CDN; commitments in years 2 total $3,800 CDN.

The Company has certain open purchase orders to 3rd party subcontractors with respect to deferred development costs. The commitments under the purchase order relate to work to be performed over the next 12-16 months totaling approximately $3.2 million.

On November 17, 2014, Micromem and MAST (“Plaintiffs”) commenced a lawsuit in the United States District Court for the Southern District of New York against Dreifus Associates Limited and Henry Dreifus (“Defendants”).

The Plaintiffs original complaint contained five causes of action by which they sought money damages, declaratory relief and specific performance relating to certain contracts. On February 24, 2015, Plaintiffs filed an amended complaint to add a claim for declaratory relief relating to a patent held by Plaintiffs. In March 2015, the Defendants responded to allegations filed by the Company. The Defendants denied the substantive allegations in the complaints filed by the Company and sought to have the action transferred to Florida where the Defendants reside. Additionally, the Defendants have counterclaimed seeking approximately $270,000 of disputed charges for services allegedly rendered and also seeking inventorship status on one of the Company’s patents.

The Defendants were successful in having the action transferred to Federal Court in Orlando, Florida from Federal Court in New York in December 2015.

After transfer, the Defendants filed a separate answer to the complaint filed by the Plaintiffs denying the material allegations in the complaint and asserted a counterclaim that requests that Henry Dreifus be added as an inventor on a patent held by the Plaintiffs.

With respect to these counterclaims asserted by the Defendants, the Company has filed responses denying the material allegations of these counterclaims.

The parties have recently submitted a case management report to the Federal Court in Florida that contains a schedule for discoveries, dispositive motions and trials. The parties have also agreed to participate in mediation to attempt to resolve this dispute, new scheduled for June 29, 2016.

The outcome of this matter cannot, as yet, be determined.

4. Disclosure Controls/Internal Controls:

Management and the Board of Directors, primarily through the Audit Committee, have instituted review procedures on all of our periodic filings. We have established a Disclosure Committee including an independent director. A committee charter has been developed and has been ratified by our Board of Directors. We engage legal counsel, as required, to provide guidance and commentary on our press releases. Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports is recorded, processed, summarized and reported accurately.

We have a small number of employees and segregation of duties and responsibilities is restricted. The Audit Committee, in tandem with the CFO, has evaluated the Company's internal control procedures and has concluded that these procedures are adequate to provide reasonable assurance of operational effectiveness. In spite of its evaluation, management does recognize that any controls and procedures no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

5. Off-Balance Sheet Arrangements:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

6. Critical Accounting Policies and Significant Accounting Estimates:

The condensed interim quarterly Financial Statements comply with the requirements of IAS standard 34, Interim Financial Reporting. Reference should be made to the disclosures of Significant Accounting Policies that are presented in the audited statements as at October 31, 2015. The Company’s significant accounting policies include measurement and disclosure policies on foreign currency translation, financial instruments, compound and hybrid financial instruments, derivatives, intangible assets, property and equipment and related amortization, deferred development costs, patents, private placements, stock based compensation and income taxes. There have been no changes to the Company’s significant accounting policies in the six months ended April 30, 2016. New Standards and Interpretations as issued during the quarter by the IASB or the International Financial Reporting Interpretations Committee do not have an impact on the Company’s financial statements.

7. Going Concern:

The consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties related to conditions and events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the six months ended April 30, 2016, the Company reported a net loss and comprehensive loss of $1,362,625 (2015 - $1,740,752), and negative cash flow from operations of $1,152,366 (2015 - $544,683). The Company’s working capital deficiency at April 30, 2016 is $3,871,447 (at October 31, 2015:$ 2,049,302)

The Company’s future success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2015; however, if the Company is not able to complete its financial plans and/or is not able to profitably commercialize its technology, then there would be doubt that the Company would continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments could be material.

8. Risks and Uncertainties:

There are a number of risks which may individually or in the aggregate affect the long-term commercial success of the Company, both known and unknown:

Stage of Development of Technology:

The Company has made considerable strides in advancing its technology and in developing a product portfolio. Our various products are in different phases of development and there remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers’ Willingness to Purchase:

We have entered into multiple joint development agreements whereby our products are being subjected to rigorous testing by our partners. We expect to be successful in completing remaining development work on our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Patent Portfolio:

The Company has spent considerable time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. However, given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged and that our patent pending files may not ultimately be granted full patent status. While we continue to make specific efforts to broaden our IP claims, this is an ongoing process and requires continued effort and vigilance.

Financing:

The Company has successfully raised funding over the past several years to continue to support its development initiatives and fund the Company’s corporate structure and overheads. The financing environment for early stage technology companies remains challenging and there cannot be certainty that the Company will be able to continue to raise financing as it has in the past to continue to support its business initiatives.

Competitors:

The Company may be subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one or several of these individuals were unavailable, the Company could encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. The Company has not hedged its foreign currency exposure, which has not been significant to date. In future, foreign currency fluctuations could present a risk to the business.

5 SUBSEQUENT EVENTS

In May - June 2016 certain officers and directors exercised a total of 2,650,000 stock options previously awarded to them and the Company realized proceeds of $530,000.

On May 2, 2016, the Company secured a $300,000 CDN ($239,082 US) bridge loan from an investor at an interest rate of 3% per month, maturing on July 3, 2016.

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Table 1

Micromem Technologies Inc
Management Discussion and Analysis
Selected Balance Sheet Information
April 30,2016
($US)

	Working	Capital
Fiscal year ending	capital	asssets at	Other	Total	Shareholders
October 31	(deficiency)	NBV	Assets	Assets	equity (deficit)

Quarter ending

April 30, 2016	(3,871,447)	13,633	4,039,206	4,187,484	181,392

January 31, 2016	(3,009,777)	14,423	3,784,410	4,163,419	789,056

October 31, 2015	(2,049,302)	15,592	3,437,598	3,667,866	1,403,888

July 31, 2015	(1,353,088)	16,197	5,232,312	546,755	3,895,421

April 30, 2015	(923,281)	17,935	4,792,644	5,269,245	3,887,298

January 31, 2015	1,530,982	19,690	3,239,790	5,663,008	4,790,462

October 31, 2014	1,034,921	21,483	3,806,369	5,636,605	4,862,773

July 31, 2014	262,467	23,319	2,832,160	3,978,560	3,117,946

Table 2

Micromem Technologies Inc
Management Discussion and Analysis
Summary of financing raised by Company
April 30,2016

	2014			2015

	Shares	Price / share	$	Shares	Price / share	$

Private placements
Q3	-	-	-	122,768	0.448	55,000
Q4				300,000	0.400	120,000

Exercise of warrants
Q1	6,325,224	0.235	1,486,022	2,988,876	0.189	565,777
Q2	6,023,399	0.232	1,400,080
Q3	3,653,495	0.299	1,090,889
Q4	11,408,599	0.248	2,824,628

Exercise of options
Q1				-	-	-
Q2				570,000	0.350	199,500
Q3				2,170,000	0.242	525,142
Q3				1,688,000	0.254	428,365

Conversion of bridge loan
Q1	2,517,501	0.120	302,100
Q2	-		-
Q3	-		-
Q4	-		-

Shares issued re trade account settlement	17,081	0.489	8,353
	29,945,299		7,112,072	7,839,644		1,893,784

	2016

	Shares	Price / share	$

Private placements
Q1	183,334	0.300	55,000
Q2	183,334	0.300	55,000
	366,668		110,000

Bridge Loans

Refer to Section 2(3) and Section 5 of this MD&A document.